Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

Important Information

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

     At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

     This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

     This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Questions Fréquemment Posées

1- Les raisons stratégiques du projet / Le contexte de l’offre

2- Les réactions potentielles à l’offre

3- Les termes financiers de l’offre

4- En matière de management

5- Les synergies

6- Données du nouveau groupe

7- Procédure et calendrier

Information complémentaire

Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo déposera un document d’offre américain (registration statement on Form F-4) auprès de la United States Securities and Exchange Commission (SEC), lequel comprendra un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés, ainsi qu’un Statement on Schedule TO. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents et la version finale du prospectus (lorsqu’il sera disponible), le Statement on Schedule TO, tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale, d’autres documents relatifs à l’offre d’échange ainsi que le Statement on Schedule TO (lorsqu’il sera disponible) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.

Sanofi-Synthélabo publiera en Allemagne, au moment opportun, un prospectus d’offre conformément au droit allemand, qui sera le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires Aventis résidant en Allemagne (l’« Offre Allemande »). Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’Offre Allemande devrait être prise exclusivement au regard des termes et des conditions de l’Offre Allemande, une fois ouverte, ainsi qu’au regard des informations contenues dans le prospectus d’offre qui sera publié en Allemagne.

Ce document a été préparé à des fins d’information uniquement. Il ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour la vente ou l’échange d’actions Aventis ni une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, faire l’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer de l’existence de telles restrictions et s’y conformer. La sollicitation d’ offres pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires Aventis sont priés de se reporter à la note d’information lorsqu’elle aura été publiée, après visa de l’Autorité des marchés financiers (AMF).

Déclarations prospectives

Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo, Aventis et leurs activités combinées à l’issue de l’opération envisagée. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper » , « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Ces risques et incertitudes comprennent ceux qui sont développés ou identifiés dans les documents publics déposés par Sanofi-Synthélabo et Aventis auprès de l’AMF et de la SEC, y compris ceux énumérés sous la section « Facteurs de risque » du document de référence de Sanofi-Synthélabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus préliminaire compris dans le document d’offre américain (registration statement on Form F-4) que Sanofi-Synthélabo déposera auprès de la SEC. Sanofi-Synthélabo ne prend aucun engagement de mettre à jour les informations et déclarations prospectives. Des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale (lorsqu’elle sera disponible) ainsi que d’autres documents publics déposés auprès de la SEC peuvent être obtenus sans frais de la manière décrite ci-dessus.

1- Les raisons stratégiques du projet / Le contexte de l’offre

1.	Qu’attendez-vous de ce regroupement ?

Notre projet permet de réunir deux groupes complémentaires pour créer le n°1 de l’industrie pharmaceutique en Europe, n°3 mondial, un leader donc, capable de générer une croissance forte, durable et profitable.

Il se fonde sur une stratégie de croissance qui s’appuiera sur un portefeuille de recherche prometteur, une puissance marketing et des moyens financiers importants.

-	Qu’entendez-vous par croissance forte, durable et profitable ?

Grâce au regroupement, nous allons :

•	accélérer la croissance attendue du chiffre d’affaires par une politique adaptée aux produits et aux pays. Cette stratégie a permis à Sanofi-Synthélabo de surperformer les marchés au cours des dernières années,

•	optimiser les lancements de grands produits à venir grâce à la combinaison des moyens marketing et commerciaux de Sanofi-Synthélabo et d’Aventis sur des marchés pharmaceutiques compétitifs,

•	accélérer la R&D en recentrant les ressources combinées sur les projets les plus prometteurs,

•	améliorer la rentabilité grâce à la dynamique de croissance et à l’optimisation de l’organisation, ce que nous avons réalisé chez Sanofi-Synthélabo depuis quatre ans.

2.	Comment voyez-vous l’évolution du marché pharmaceutique ?

Ce qui compte aujourd’hui, plus que jamais, c’est la qualité de la recherche et du développement, c’est-à-dire la capacité de mettre sur le marché et donc à la disposition des patients, des produits innovants.

C’est aussi la capacité de faire de ces produits de grands produits, et pour cela, il faut savoir traiter l’ensemble des zones géographiques. Non pas indifféremment, mais spécifiquement, zone par zone, en lien direct avec le corps médical, dans le respect des cultures locales, les médecins étant les mieux placés pour connaître les besoins des patients.

Chez Sanofi-Synthélabo, tout cela fait partie de notre culture et de notre stratégie depuis toujours. Comme je le dis souvent, il n’y a pas de petits pays ni de petits produits dans notre métier, tout est important.

Notre regroupement avec Aventis va nous permettre de répondre, de manière encore plus efficace, aux besoins des patients et de défendre au mieux nos produits sur l’ensemble des marchés.

3.	Quelle est votre stratégie, aujourd’hui, face à la menace générique sur vos produits ?

A la fin de la durée de la protection apportée par les brevets, un produit doit faire face à la concurrence des génériques. L’important est de continuer à innover et à mettre sur le marché des nouveaux médicaments qui répondent aux besoins des patients et notre stratégie est claire en ce domaine. Notre portefeuille de molécules en clinique l’illustre.

En revanche, lorsque nos brevets sont attaqués, en cours de vie, par des sociétés de génériques, nous nous mobilisons pour les défendre vigoureusement. C’est le cas pour Plavix, produit récent puisque lancé en 1998/1999.

4.	Craignez-vous que les réformes de santé annoncées par le Gouvernement ne rendent difficiles votre développement. Ceci serait aussi une autre raison à ce mariage ?

Cela fait des années que les grands pays d’Europe ont commencé à prendre des mesures pour réduire les dépenses de santé.

Sanofi-Synthélabo, comme Aventis, ont appris à s’adapter à ces contraintes depuis longtemps.

Dans ce contexte, les groupes innovants sont les moins menacés. C’est ce qui a fait la force de Sanofi-Synthélabo et dont nous comptons faire la force du groupe combiné.

5.	Avez-vous l’intention de procéder à d’autres acquisitions dans le futur ?

Aujourd’hui, toute notre énergie doit être consacrée à la réussite de notre offre puis à l’intégration des deux sociétés. Il ne paraît pas nécessaire d’évoquer d’autres projets tant que celui-ci n’aura pas été mené à son terme. Ne doutez pas de notre absolue détermination à y parvenir.

6.	Quelle sera votre stratégie concernant la partie vaccins d’Aventis ?

Aventis possède une position de leader dans le domaine des vaccins et un pipeline de très grande qualité. Les vaccins resteront partie intégrante du nouveau groupe. Cette branche conservera l’autonomie nécessaire à son développement.

7.	Comment sera constituée la direction du groupe après l’opération ?

Des meilleurs éléments des deux groupes qui seront totalement solidaires de notre projet d’entreprise nouvelle.

8.	Quelle est votre stratégie concernant les activités de santé animale ?

Mérial, détenue à parité entre Aventis et Merck, détient une solide position de deuxième mondial dans la santé animale. Cette participation est définie par Aventis comme faisant partie des activités stratégiques du groupe.

9.	Quelle est votre stratégie concernant les actifs non stratégiques ?

Les actifs non stratégiques d’Aventis sont totalement marginaux dans le contexte du nouveau groupe et le seront d’autant plus lorsque la cession annoncée d’Aventis Behring aura été finalisée. Nous avons l’intention de poursuivre et de finaliser le programme engagé par Aventis.

Nous avons l’expérience des désinvestissements. Rappelez-vous qu’à la suite de la fusion de Sanofi et deSynthélabo, nous avons démontré notre capacité à effectuer rapidement les cessions nécessaires. Dans certaines d’entre elles, d’ailleurs, nous avons connu et réglé des situations complexes.

10.	Que pensez-vous de la solidité des brevets de Lovenox et Allegra ?

Nous n’avons pas eu accès aux dossiers d’Aventis, nous ne pouvons pas nous prononcer sur cette question.

Nous avons bien entendu lu les analyses des grandes maisons de titres qui semblent marquer une confiance forte en Lovenox et moindre en Allegra, et reflètent ces opinions dans leurs modèles financiers.

Bien entendu, si l’opération réussit, nous continuerons, comme Aventis le fait, à défendre avec vigueur ces deux produits.

2- Les réactions potentielles à l’offre

11.	Que pensent vos deux grands actionnaires, Total et L’Oréal, de cette opération ?

Ils apportent leur soutien total à ce projet.

12.	Cette offre met-elle fin prématurément au pacte d’actionnaires qui arrivait à échéance fin 2004 ?

Non.

13.	Quelle sera, selon vous, la réaction d’Aventis à votre offre?

Nous pensons que notre offre est extrêmement attractive pour les actionnaires d’Aventis et est dans le meilleur intérêt de la société et de ses salariés.

3- Les termes financiers de l’offre

14.	Quel est le montant total de la transaction ? A quelle valorisation des 2 groupes correspond-elle ?

L’offre de Sanofi-Synthélabo aux actionnaires d’Aventis valorise les actions de la société à 60,43 € soit une prime de 15,2% sur la base des cours moyens sur le mois précédant le 21 janvier 2004. Sur ces bases, notre offre valorise Aventis à environ 47 Mds d’euros, Cette offre se décompose en 9.1 Mds d’euros pour la partie en numéraire et 37.9 Mds d’euros pour la partie titre.

Sanofi-Synthélabo, à la même date, a une capitalisation boursière de 40 Mds d’euros.

15.	Quels sont les objectifs de la structure de l’offre « Mix et Match » et comment cela fonctionne-t-il ?

« Le Mix et Match » donne la possibilité à chaque actionnaire d’Aventis de demander à être rémunéré de ses actions Aventis intégralement en cash (branche OPA) ou intégralement en titres Sanofi-Synthélabo (branche OPE). Cette demande n’est satisfaite que pour autant que globalement la proportion 81% titres et 19% cash reste respectée, tout excédent de demande cash ou titres étant re-basculé dans l’offre mixte principale.

Si l’ensemble des choix individuels ne permet pas de respecter l’équilibre global, il y aura des ajustements au pro rata pour garantir que, globalement, la proportion 81% titres et 19% cash reste respectée (cette proportionnalité sera ajustée si Aventis paie un dividende ou un acompte sur dividende avant le règlement de l’offre).

Ces ajustements portant sur la proportionnalité et l’allocation sont complètement décrits dans les documents de présentation de l’offre que nous vous recommandons de lire attentivement quand ils seront disponibles. Comme la réalisation de vos choix dépend de celle faite par les autres actionnaires qui apportent leurs titres à l’offre, il n’y a pas de garantie que le choix que vous avez exprimé soit totalement satisfait.

De plus, vous ne connaîtrez la proportionnalité qui vous sera appliquée qu’après la clôture de l’offre, et vous ne pourrez plus retirer votre apport.

Les actionnaires d’Aventis ont donc la possibilité d’ajuster, dans une certaine mesure, la part numéraire ou titres qu’ils souhaitent et ce, afin de répondre au mieux à leurs préférences ou contraintes personnelles, notamment fiscales pour les personnes physiques françaises.

16.	Quels sont les avantages du « Mix et Match », en terme fiscaux, pour les actionnaires américains, français, allemands et autres ?

D’une façon générale, nous recommandons à chaque actionnaire d’Aventis de se faire aider par son conseiller fiscal pour analyser les conséquences d’un apport des titres Aventis à l’échange.

De façon simplifiée, les actionnaires individuels français devraient pouvoir bénéficier d’un sursis fiscal relatif à l’imposition de leurs plus values potentielles pour les titres rémunérés en actions Sanofi-Synthélabo dans le cadre de la branche OPE. Pour les autres, sauf cas particulier, les actionnaires d’Aventis pourraient avoir à s’acquitter des impôts correspondant à la plus-value de cession de leurs titres.

Les différentes notes d’offre donnent un certain nombre de précisions complémentaires que nous vous recommandons de lire attentivement.

17.	Pourquoi mettez-vous du cash dans l’offre ? Est-ce qu’une dilution du capital est une des préoccupations de vos actionnaires ?

La part cash de l’offre, tout en laissant le groupe avec une dette additionnelle très raisonnable, remboursable en moins de 5 ans, a un impact relutif sur le bénéfice par action et permet d’optimiser la création de valeur pour les actionnaires.

Cette composante cash témoigne de notre confiance dans la solidité du projet et la capacité de rembourser rapidement la dette additionnelle.

18.	Est-il possible de recevoir une proportion de numéraire supérieure à celle prévue dans la branche principale de l’offre ?

Oui, grâce à la structure « Mix and Match » qui permet à un actionnaire de demander à recevoir seulement du numéraire ou seulement des titres, ou une combinaison de titres et de numéraire.

Néanmoins, ces choix ne pourront être satisfaits que dans la mesure où l’ensemble des demandes permettra de respecter le ratio global 81% titre et 19% numéraire. Il n’y a donc pas de garantie que le choix exprimé sera totalement satisfait.

19.	Si Aventis paie un dividende avant le règlement livraison, est-ce que les actionnaires d’Aventis pourront apporter leurs titres, et si oui, est-ce que le montant reçu par ceux-ci sera réduit ?

Si Aventis paie un dividende ou un acompte sur dividende avant le règlement livraison de l’offre, les actionnaires d’Aventis pourront recevoir ce dividende et apporter leurs titres à l’offre. Dans ce cas, les termes de l’offre de Sanofi-Synthélabo seront bien réduits d’un montant égal à la valeur du dividende payé par Aventis. Le mécanisme de cette réduction est décrit dans les différentes notes d’offre que nous vous recommandons de lire attentivement dès qu’elles seront disponibles.

Rappelons que les actions Sanofi-Synthélabo émises en échange des actions Aventis que vous aurez apportées donneront droit au paiement du dividende Sanofi-Synthélabo dès 2004.

20.	Les actionnaires d’Aventis auront-ils droit à un dividende de Sanofi-Synthélabo au titre de l’exercice 2003 ?

Oui, les actionnaires d’Aventis, qui ont reçu des actions Sanofi-Synthélabo en échange de leurs actions apportées à l’offre, percevront un dividende au titre de l’exercice 2003.

21.	De nombreux actionnaires d’Aventis détiennent leurs actions depuis la création du groupe, certains même depuis la création des entités à l’origine le groupe. Auront-ils la possibilité de doubler leur droit de vote dans Sanofi-Synthélabo à partir de la date d’achèvement de l’offre ?

Les nouvelles actions émises par Sanofi-Synthélabo, en échange des actions Aventis apportées à l’échange, donneront droit de vote double après deux années de détention continue, sous la forme nominative, par leur propriétaire.

22.	Est-ce qu’un montant de 12Mds d’euros de dette supplémentaire ne créera pas une pression importante sur le nouveau groupe ?

La dette supplémentaire n’est pas de 12 Mds d’euros mais bien du montant de la part cash, qui dans notre offre représente 9,1 Mds d’euros. Le reste ne serait que refinancement de la dette existante.

Nous considérons que ce montant est tout à fait raisonnable par rapport à l’ensemble combiné. Nous pensons pouvoir rembourser la dette additionnelle liée à l’acquisition en moins de 5 ans grâce à la génération interne de cash du groupe élargi.

23.	Envisagez-vous de céder des produits ou des activités pour rembourser la dette ?

Nous n’avons pas fondé notre plan de remboursement de la dette sur des cessions d’activités stratégiques.

24.	Pouvez-vous nous donner plus de précisions sur le mécanisme d’ajustement des termes de l’offre de Sanofi-Synthélabo en cas de versement d’un dividende par Aventis ?

Si le dividende d’Aventis était payé avant la clôture de l’offre de Sanofi-Synthélabo, les termes de l’offre de Sanofi-Synthélabo seraient réduits à due concurrence, afin que la contre-valeur globalement reçue par les actionnaires ne soit pas modifiée (sous forme de dividende et sous forme de rémunération de leur apport à l’offre).

Le mécanisme de réduction est décrit dans les différentes notes d’offre que nous vous recommandons de lire attentivement.

25.	Le remboursement de la dette d’acquisition intègre-t-il les cessions d’actifs ?

La dette d’acquisition peut être remboursée en moins de 5 ans sur la base des cash-flow opérationnels de la société.

26.	Quelle est la structuration de la dette d’acquisition ?

La ligne de crédit syndiquée est composée de 3 tranches :

•	la tranche A (4 Mds d’euros) est à maturité 2 ans maximum, elle est utilisable pour payer la part cash de l’acquisition sous forme de prêt à terme ;

•	la tranche B (4 Mds d’euros) est à maturité 3 ans, elle est utilisable selon les mêmes règles que la tranche A ;

•	la tranche C (4 Mds d’euros) est structurée comme une ligne de crédit « revolving » utilisable pour payer la part cash de l’acquisition mais aussi pour assurer les besoins de refinancement d’Aventis. Elle est à échéance à 5 ans. Des tirages à taux et pour des périodes variables peuvent être faits et remboursés jusqu’à échéance finale de la ligne.

27.	Pouvez–vous nous donner une indication du coût de la dette que vous avez obtenu des banques, en moyenne sur les trois tranches de dette ?

Les conditions de financement sont entièrement détaillées dans les documents d’offre déposés auprès des autorités de marché.

En substance, les différentes tranches sont en taux variables. Sur la base des taux actuels, cela correspond environ à 3,50% en moyenne.

28.	Quel est l’ordre de grandeur du goodwill et des immobilisations incorporelles ?

Afin d’estimer l’impact sur le compte de résultat pro forma 2002 de la comptabilisation de l’opération selon la méthode d’acquisition, nous avons dû procéder à une évaluation d’un certain nombre d’éléments du bilan d’Aventis et affecter le prix d’acquisition en fonction de ces évaluations, jusqu’à dégager le montant de goodwill estimé pour la transaction.

N’ayant pas eu accès à d’autres informations sur Aventis que celles qui sont publiques, nous avons pris un certain nombre d’hypothèses, qui nous ont semblé cohérentes avec les documents publics d’Aventis et avec la profession. Si l’opération réussit, ce travail d’évaluation devra être fait par un évaluateur indépendant.

A ce stade, nous avons estimé les immobilisations incorporelles hors goodwill à environ 31 Mds d’euros et le goodwill à 21,7 Mds d’euros.

29.	Aventis a émis dans le passé un certain nombre de titres subordonnés / préférentiels / participatifs : entendez-vous les rembourser lorsque cela est possible ?

Nous avons procédé dans nos travaux à l’analyse de ces titres, mais n’avons pris aucune décision sur ce sujet à ce stade. En tout état de cause, notre offre ne vise pas à restructurer ces instruments, qui représentent des montants faibles dans le bilan d’Aventis.

30.	Dans votre présentation, vous indiquez que la transaction est relutive dès 2004. Pouvez-vous être un peu plus spécifique sur ce sujet ? A combien estimez-vous cette relution en 2004 et 2005 ? Ces calculs incluent-ils les synergies ?

Nos calculs se basent sur le résultat net ajusté des activités stratégiques du nouveau groupe et intègre les synergies. Sur cette base, l’opération se traduit par une relution dès la première année. Les données pro forma 2002 figurant dans les notes d’opérations en témoignent.

4- Le management

31.	Les ventes d’Aventis représentent le double de celles de Sanofi-Synthélabo. Comment allez-vous manager ce nouveau groupe ?

Nous croyons beaucoup dans le travail au quotidien en équipe. C’est ce qui caractérise le management de Sanofi-Synthélabo et explique, en grande partie, notre réussite.

Au-delà d’une certaine taille, et rappelons que Sanofi-Synthélabo emploie aujourd’hui plus de 30 000 personnes dans le monde, nous ne sommes pas certains que les clefs du succès soient différentes.

La clarté de la stratégie dans sa conception et dans sa diffusion, qui s’appuie sur un management choisi à tous les niveaux pour ses qualités professionnelles et humaines, restent les éléments déterminants pour mener une grande entreprise.

Notre projet est clair : poursuivre une croissance forte, durable et profitable. Je le pense motivant pour tous. Nous nous appuierons sur les forces et sur les équipes de Sanofi-Synthélabo et d’Aventis pour le mener à bien en créant une équipe fière de son histoire, motivée et solidaire sur un objectif clair.

32.	N’est-il pas plus difficile de motiver des équipes après une acquisition dans le cadre d’une OPA non sollicitée qu’après une acquisition plus classique ?

Tout changement dans une entreprise suscite des peurs, des doutes et des interrogations. Que ce soient des changements d’actionnaires, de management ou de périmètre.

Nous croyons qu’il s’agit avant tout d’une affaire de confiance dans le projet et dans la capacité du management à le porter. Tout se jouera très vite, la nouvelle stratégie devra être mise en application rapidement. Il faudra que chaque manager s’engage et explique à ses équipes l’intérêt du projet pour le nouveau groupe et donc pour tous.

Les équipes vont se rôder, probablement s’observer pendant un petit moment, mais très vite, elles travailleront ensemble car elles sont complémentaires. Et surtout, nous sommes confiants dans notre capacité d’entraîner les équipes de Sanofi-Synthélabo et d’Aventis dans la dynamique de ce projet.

33.	Où sera situé le siège social du nouveau groupe ?

A Paris.

5- Les synergies

34.	Quelle a été la méthode utilisée pour mesurer le niveau de synergies envisageables grâce à cette opération ?

Nous nous sommes fondés sur une analyse de toutes les données disponibles sur le marché relatives à Aventis. Nous avons établi ce niveau en étudiant les différentes zones de complémentarités entre Sanofi-Synthélabo et Aventis ainsi que les différentes zones de chevauchement.

Etant donné que nous n’avons pas eu accès à des informations non publiques, nous n’avons pas cherché à faire une analyse « bottom-up ». Nous avons plutôt défini les grands axes stratégiques que nous souhaitons mettre en oeuvre à l’issue de la transaction.

Sur la base de notre savoir-faire et de notre connaissance d’Aventis, nous avons déterminé les montants présentés que nous pensons réalistes, et qui se révèlent comparables à ceux d’autres opérations réalisées dans notre industrie.

35.	Quelle est votre estimation du montant des synergies ?

1,6 Mds d’euros annuels avant impôt en 2006.

36.	Quelle est votre estimation des effets de ces synergies sur la valorisation du groupe élargi ?

C’est au marché d’apprécier la valeur des synergies mais nous sommes confiants dans notre capacité à les réaliser rapidement et efficacement, ce qui aura un impact positif sur la croissance du nouveau groupe.

37.	Pourriez-vous préciser si les 1,6 Mds € de synergies que vous annoncez comportent des synergies de chiffre d’affaires? Si oui, pour combien ?

Oui, ce montant comprend des synergies de chiffre d’affaires car nous pensons être capables, en changeant certaines stratégies et en re-motivant les équipes, d’améliorer la dynamique de croissance du chiffre d’affaires d’Aventis.

Nous ne souhaitons toutefois pas à ce stade communiquer une décomposition des synergies.

38.	Pouvez-vous nous donner la répartition des synergies entre COGS, SG&As, et R&D ?

Les synergies de coûts résulteront principalement de l’optimisation des structures de gestion et d’administration, des réseaux commerciaux ainsi que de la R&D.

Nous sommes confiants dans notre capacité de réaliser le montant de synergies annoncé. Toutefois, et c’est ainsi que nous avons toujours procédé, je pense que ces questions doivent d’abord être traitées à l’intérieur de l’entreprise et avec les partenaires sociaux. C’est pourquoi nous ne souhaitons pas à ce stade communiquer une quelconque décomposition des synergies.

39.	Vous prévoyez que 10% des synergies seront réalisées en 2004 et 60% en 2005. Comment allez-vous faire pour réaliser de tels objectifs ?

Dès que l’offre aura abouti, nous allons mobiliser l’ensemble des équipes et engager notre programme d’actions avec détermination. C’est avant tout une question de volonté et de management.

6- Données sur le nouveau groupe

40.	Où le nouveau groupe sera t-il coté ?

Euronext Paris et New-York Stock Exchange. Le titre Sanofi-Synthélabo est coté au NYSE sous forme d’American Depositary Shares (ADSs).

41.	Pensez-vous que le nouveau groupe aura une taille critique suffisante aux Etats-Unis même en se situant à la position de n°9 ?

Absolument. Nous allons disposer d’une force marketing et commerciale de premier plan qui va nous permettre d’accélérer le développement de nos produits aux US et de prendre une position en ligne avec notre potentiel.

42.	Vous indiquez que vous avez augmenté votre présence au Japon. Quelle est votre stratégie dans ce pays ?

Le Japon est le deuxième marché pharmaceutique au monde. Jusqu’à présent, Sanofi-Synthélabo a travaillé sur ce marché dans le cadre de partenariats avec des acteurs locaux, mais nous avons indiqué, à plusieurs reprises, notre intention de renforcer notre présence directe, et commencé à travailler dans ce sens. La première force de vente a d’ailleurs démarré début 2004.

Le regroupement avec Aventis nous permettra d’avoir une présence directe significative dans ce pays. Nous sommes tout à fait confiants dans le fait que notre groupe deviendra ainsi un acteur important dans cette région du monde, ce qui permettra d’optimiser le lancement de produits majeurs.

43.	Est-ce que le groupe élargi ne va pas perdre de sa flexibilité stratégique en raison de son endettement élevé ?

Sans vouloir être provocateur, je pense que l’un des problèmes de cette industrie est plutôt aujourd’hui l’excès de cash.

En réalité, notre endettement de départ ne sera élevé ni au regard de la taille de bilan du groupe élargi, ni au regard de sa capacité de génération de cash-flow.

Et la forte capacité combinée de génération de flux de trésorerie opérationnels doit nous permettre de rembourser la dette additionnelle liée à l’acquisition en moins 5 ans.

44.	Dans votre présentation de l’opération, les données publiées de chiffre d’affaires du nouveau groupe se montent à 25 Mds d’euros pro forma 2002 pour les activités stratégiques, alors que les données IMS montrent des ventes de l’ordre de 20 Mds d’euros. Comment expliquez-vous cette différence ?

Il est rare que les données issues de statistiques de marché puissent être totalement réconciliées avec les données comptables publiées par les groupes.

Les données IMS sont issues de bases données alimentées sous forme déclarative et non obligatoire, et sont donc forcément partielles. Nous savons tous par exemple qu’elles couvrent certaines catégories thérapeutiques (oncologie ou vaccins par exemple) moins bien que d’autres, et certains pays moins bien que d’autres.

Elles n’en restent pas moins la source externe la plus fiable et la plus utilisée dans notre industrie, qui permet de présenter sur des bases comparables les ventes, les croissances et le rang des groupes pharmaceutiques dans les différentes régions du monde.

45.	Comment avez-vous intégré dans vos simulations le financement de ses engagements de retraite réalisé par Aventis en décembre 2003 ? Etant donné que vous n’avez pas pu procéder à une due diligence complète, n’y a t’il pas de mauvaises surprises à attendre de ce coté-là ?

Les éléments communiqués publiquement par Aventis ont été pris en compte.

46.	Quel sera l’impact des normes IFRS sur le bilan du nouveau groupe ?

Les textes relatifs aux rapprochements d’entreprises devraient être publiés dans quelques mois.

47.	Pourquoi avoir conservé la distinction entre activités stratégiques et non stratégiques alors que vous dites que ces dernières sont marginales ?

Les actifs non stratégiques d’Aventis sont en effet marginaux dans le contexte du nouveau groupe et le seront d’autant plus lorsque la cession annoncée d’Aventis Behring aura été finalisée. Nous avons l’intention de poursuivre et finaliser le programme engagé par Aventis.

Le choix de conserver pour la présentation des comptes la distinction entre activités stratégiques et non stratégiques a pour but de faciliter la lisibilité des comptes combinés et le suivi de la performance du nouveau groupe dans le temps.

48.	Quelle sera la politique de dividende du nouveau groupe ?

Le nouveau groupe devrait maintenir une politique de distribution de dividendes en ligne avec celle de Sanofi-Synthélabo sur la base du résultat net ajusté des activités stratégiques.

7- Procédure et calendrier

49.	Quelles sont les principales étapes du calendrier ?

L’offre comporte trois volets : l’offre en France, l’offre aux US et l’offre en Allemagne.

Les règles régissant ces trois offres ne sont pas identiques. Cependant, on peut considérer que les étapes suivantes sont les principales :

•	Avis de recevabilité et visa de l’AMF,

•	Déclaration par la SEC de l’enregistrement du document F4,

•	Dépôt des dossiers de concurrence auprès des autorités compétentes,

•	Assemblée générale extraordinaire de Sanofi-Synthélabo pour approuver l’augmentation de capital nécessaire à la rémunération des titres Aventis qui seront apportés à l’offre,

•	Approbation par les Autorités de la concurrence.

50.	A quel moment les résultats de l’offre seront-ils connus ?

L’AMF devrait publier les résultats préliminaires de l’offre dans les 6 à 7 jours de bourse suivant la date de clôture de l’offre et sur une base définitive moins de 9 jours de bourse suivant la date de clôture de l’offre. Des communiqués de presse seront publiés à chacune de ces annonces.

51.	Pourquoi y a-t-il 3 offres ?

Nous proposons trois offres pour des raisons légales réglementaires.

52.	Quelles sont les différences entre les offres française, américaine et allemande ?

Les termes des offres française, allemande et américaine sont globalement similaires. La réalisation de ces offres est soumise aux mêmes conditions.